NATHAN W. DRAGE, P.C.

A Professional Corporation

ATTORNEY AT LAW

Licensed in Utah and California

4766 Holladay Blvd.

Holladay, Utah 84117

Telephone (801)273-9300 Fax (801)273-9314

March 12, 2008

United States Securities

and Exchange Commission

450 Fifth Street, N.W.

Washington, DC	20549-0405

Re: Ensurge, Inc.

Dear Mr. Rhodes:

We have received your letter dated March 5, 2008 and in response to your specifically numbered paragraphs, we provide the following:

1. The specific date that Hansen, Barnett & Maxwell declined re-election was inserted.

2. The words (accountant(s report( were added to the second paragraph.

3. The following statement was removed from the Form:

(...except that HBM issued an explanatory paragraph in its fiscal 2006 and 2005 reports as to the Company(s ability to continue as a going concern.(

4. The fifth paragraph referring to disclosure of any consultations up through the date of engagement has been revised by changing the date through Februrary 29, 2008.

We hope the foregoing information and changes to the Company(s filing is sufficient. If you have any further questions or comments, please do not hesitate to contact my office.

Sincerely,

/s/ Nathan W. Drage

Nathan W. Drage, Esq.

Statement of Ensurge, Inc.

Ensurge, Inc. ((the Company() acknowledges and affirms:

1. That it is responsible for the adequacy and accuracy of the disclosure in its filings pursuant to Form 8-K, Item 4.01; and

2. Comments by the staff ((Staff() of the Securities and Exchange Commission Staff ((the Commission(), or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Company(s filing; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

March 12, 2008

/s/Jeff Hanks